UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

1 Kampong Ampat
#08-11 One KA MacPherson
Singapore 368314

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Securities Purchase Agreement

On July 27, 2026, Ohmyhome Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor (“Purchaser,” together with the Company, the “Parties”) in connection with a registered direct offering for the offer and sale of 8,000,000 Class A ordinary shares of the Company, par value $0.01 per share (“Class A Ordinary Shares”) and pre-funded warrants to purchase 12,000,000 Class A Ordinary Shares (“Pre-Funded Warrants”), in the aggregate (such offering, the “Offering”).

The Pre-Funded Warrants have an exercise price of $0.01 per share, and each Pre-Funded Warrant is exercisable for one Class A Ordinary Share (the shares underlying the Pre-Funded Warrants, the “Warrant Shares”). A holder of the Pre-Funded Warrants (“Holder”) will not have the right to exercise any portion of its Pre-Funded Warrants if the Holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. The Pre-Funded Warrants will be immediately exercisable (subject to the aforementioned beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The Pre-Funded Warrant may be exercised, in whole or in part, at such time by means of a cashless exercise, under which cashless exercise the Holder is entitled to receive a number of Warrant Shares under the terms of the Pre-Funded Warrants. The exercise price of the Pre-Funded Warrants is subject to adjustment for share subdivisions, share dividends, share consolidations, and other similar transactions of the Class A Ordinary Shares or such other event as further described in the Pre-Funded Warrants. The Class A Ordinary Shares, the Pre-Funded Warrants, and the Warrant Shares were offered pursuant to the (i) registration statement on Form F-3 (File No. 333-285637) filed with the U.S. Securities and Exchange Commission (“SEC”) on March 7, 2025, as amended, and was declared effective by the SEC March 26, 2025, and the (ii) prospectus supplement filed with the SEC on July 28, 2026.

The Securities Purchase Agreement also provides each purchaser with a 45-day right to purchase, at $0.20 per share, an additional allocation of up to 100% of the Class A Ordinary Shares and Warrant Shares purchased by such purchaser at the Offering, with any additional closing to occur on the first trading day after the applicable election notice.

The Offering was consummated on July 28, 2026. The Company received net proceeds of approximately $3.63 million from the Offering, after deducting offering expenses payable by the Company, including placement agent fees, legal fees, and clearing fees. The Company intends to use the net proceeds from the Offering for general corporate purposes.

In connection with the Offering, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”) on July 27, 2026 with Univest Securities, LLC (“Univest”), pursuant to which Univest agreed to act as the exclusive placement agent in connection with the Offering. As compensation to Univest, the Company paid Univest a cash fee of 6.0% of the aggregate gross proceeds raised in the Offering, and travel and other out-of-pocket expenses, including legal counsel fees and disbursements, in an amount not to exceed an aggregate of $50,000.

The Company granted the Placement Agent a 6-month right of first refusal to provide certain investment banking services to the Company, including in connection with specified underwritten public offerings, private securities offerings and change-of-control or merger transactions, subject to customary exclusions and FINRA limitations. If the Placement Agent exercises the right, the applicable engagement would be subject to a separate agreement with customary terms, including fees and indemnification.

The Placement Agent is entitled to compensation commensurate with the fees, for 6 months from the date of the Placement Agency Agreement, set forth in the Placement Agency Agreement from the sale of any equity, debt or equity-linked securities to any investor actually introduced by the Placement Agent to the Company between the date of the Placement Agency Agreement and the closing of this Offering, if such financing is consummated during such 6-month period.

Appleby, Cayman Islands counsel to the Company, has issued an opinion to the Company regarding the validity of the Securities. A copy of the opinion is furnished as Exhibit 5.1 to this Current Report of on Form 6-K (“Form 6-K”).

The foregoing summaries of the Pre-Funded Warrant, Securities Purchase Agreement and Placement Agency Agreement do not purport to be complete and are subject to and are qualified in their entirety by copies of such documents filed as Exhibits 4.1, 10.1 and 10.2, respectively to this Form 6-K and are incorporated herein by reference.

The Company issued a press release announcing the Offering on July 27, 2026. A copy of the press release is filed herein as Exhibit 99.1 and is incorporated by reference.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
5.1	Opinion of Appleby
10.1	Securities Purchase Agreements
10.2	Placement Agency Agreement
99.1	Press release dated July 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 28, 2026	Ohmyhome Limited

		By:	/s/ Agus Prasetyo
		Name:	Agus Prasetyo
		Title:	Chief Executive Officer

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